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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dov Pharmaceutical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

259858108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 259858108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Polygon Global Opportunities Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,225,672

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,225,672

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Polygon Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,225,672

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,225,672

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Polygon Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,225,672

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,225,672

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Polygon Investment Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,225,672

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,225,672

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 259858108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Polygon Investment Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,225,672

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,225,672

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 259858108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Polygon Investment Partners HK Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,225,672

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,225,672

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Polygon Investment Partners GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,225,672

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,225,672

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 259858108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,225,672

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,225,672

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 259858108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick G. G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,225,672

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,225,672

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,225,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1 (a).	Name of Issuer Dov Pharmaceutical, Inc. (“Dov”).
Item 1 (b).	Address of Issuer’s Principal Executive Offices 150 Pierce Street, Somerset, New Jersey 08873

Item 2 (a).	Name of Person Filing
Item 2 (b).	Address of Principal Business Office or, if none, Residence
Item 2 (c).	Citizenship

This Schedule 13G is filed on behalf of Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners HK Limited, Polygon Investment Partners GP, LLC, Mr. Reade E. Griffith and Mr. Patrick G. G. Dear.  (the “Reporting Persons”).

Polygon Global Opportunities Master Fund (the “Master Fund”) c/o Polygon Investment Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom Citizenship: Cayman Islands, British West Indies
Polygon Investments Ltd. (the “Investment Manager”) c/o Polygon Investment Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom Citizenship: Cayman Islands, British West Indies
Polygon Investment Management Limited (“PIML”) c/o Polygon Investment Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom Citizenship: United Kingdom
Polygon Investment Partners LLP (the “UK Investment Manager”) 4 Sloane Terrace London SW1X 9DQ United Kingdom Citizenship: United Kingdom
Polygon Investment Partners LP (the “US Investment Manager”) 399 Park Avenue 22nd Floor New York, NY 10022 Citizenship: Delaware

Polygon Investment Partners HK Limited (the “HK Investment Manager”) Unit 1501- 1502,15/F Cheung Kong Center 2 Queen’s Road Central Hong Kong Citizenship: Hong Kong
Polygon Investment Partners GP, LLC (the “General Partner”) c/o Polygon Investment Partners LP 399 Park Avenue 22nd Floor New York, New York 10022 Citizenship: Delaware
Reade E. Griffith (“Mr. Griffith”) 4 Sloane Terrace London SW1X 9DQ United Kingdom Citizenship: United States
Patrick G. G. Dear (“Mr. Dear”) c/o Polygon Investment Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom Citizenship: United Kingdom
Item 2 (d).	Title of Class of Securities Common stock, par value $0.0001 per share, of Dov (“Common Stock”)
Item 2 (e).	Dov Common Stock has the following CUSIP number: 259858108.

Item 3.	Not Applicable.
Item 4 (a).	Amount beneficially owned:
As of December 31, 2008, each Reporting Person may be deemed to be beneficial owner of 12,225,672 shares of Common Stock (the “Shares”).
Item 4 (b).	Percent of class: 11.0%(1)
Item 4 (c).	Number of shares as to which Reporting Persons have:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 12,225,672
(iii) Sole power to dispose of or to direct the disposition of: 0
(iv) Shared power to dispose of or to direct the disposition of: 12,225,672

All of the Shares are directly held by the Master Fund.  The Investment Manager, the UK Investment Manager, the US Investment Manager, the HK Investment Manager, PIML and the General  Partner have voting and dispository control over securities owned by the Master Fund.  Messrs. Griffith and Dear control the Investment Manager, the UK Investment Manager, the US Investment Manager, the HK Investment Manager, PIML and the General Partner.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

(1)                As of the date hereof, each Reporting Person may be deemed a beneficial owner of the Shares. The Shares represent approximately 11.0% of the outstanding common shares of Dov, on the basis of 111,512,767 common shares outstanding.  The number of common shares outstanding is based on the Form 10-Q filed by Dov for the quarter ending September 30, 2008.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By Polygon Investment Partners LLP, its investment manager

	By	/s/ Patrick G. G. Dear
		Name:	Patrick G. G. Dear
		Title:	Principal

Date: February 13, 2009	POLYGON INVESTMENTS LTD.

	By	/s/ Patrick G. G. Dear
		Name:	Patrick G. G. Dear
		Title:	Principal

Date: February 13, 2009	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Patrick G. G. Dear
		Name:	Patrick G. G. Dear
		Title:	Principal

Date: February 13, 2009	POLYGON INVESTMENT PARTNERS LLP

	By	/s/ Patrick G. G. Dear
		Name:	Patrick G. G. Dear
		Title:	Principal

Date: February 13, 2009	POLYGON INVESTMENT PARTNERS LP

	By	/s/ Patrick G. G. Dear
		Name:	Patrick G. G. Dear
		Title:	Principal

Date: February 13, 2009	POLYGON INVESTMENT PARTNERS HK LIMITED

	By	/s/ Patrick G. G. Dear
		Name:	Patrick G. G. Dear
		Title:	Principal

Date: February 13, 2009	POLYGON INVESTMENT PARTNERS GP, LLC

	By	/s/ Patrick G. G. Dear
		Name:	Patrick G. G. Dear
		Title:	Principal

Date: February 13, 2009		/s/ Reade E. Griffith
Reade E. Griffith

Date: February 13, 2009		/s/ Patrick G. G. Dear
Patrick G. G. Dear

Exhibit Index

Exhibit 1 Identification of Members of the Group.

Exhibit 2 Joint Filing Agreement, dated as of February 13, 2009, by and among Polygon Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners HK Limited, Polygon Investment Partners GP, LLC, Reade E. Griffith and Patrick G.G. Dear.